United States

Securities and Exchange Commission

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger

☐	Liquidation

☒	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of Fund: TCG Strategic Income Fund (the “Fund”)

3.	Securities and Exchange Commission File No.: 811- 24095

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐ Initial Application     ☒ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

525 Okeechobee Blvd., Suite 1650

West Palm Beach, Florida 33401

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Gabriel Katz

525 Okeechobee Blvd., Suite 1650

West Palm Beach, Florida 33401

561.510.2390

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-l, .31a-2]:

TCG Strategic Income Advisor LLC (investment adviser to the Fund)

525 Okeechobee Blvd., Suite 1650

West Palm Beach, Florida 33401

561.530.3313

UMB Fund Services, Inc. (records related to its function as custodian)

235 West Galena Street

Milwaukee, WI 53212

816.860.7753

UMB Fund Services, Inc. (records related to its function as transfer agent)

235 West Galena Street

Milwaukee, WI 53212

414.299.2394

Cohen & Company, Ltd. (records related to its function as independent public accountants for the Fund)

1835 Market Street, Suite 310

Philadelphia, Pennsylvania 19103

800.229.1099

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one)

☐ Open-end     ☒ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

TCG Strategic Income Advisor LLC

525 Okeechobee Blvd., Suite 1650

West Palm Beach, Florida 33401

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Foreside Financial Services, LLC

190 Middle Street, Suite 301

Portland, Maine 04101

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and addressees):

Not applicable.

(b)	Trustee’s name(s) and address(es):

Not applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes     ☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811-________

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes     ☐ No

If Yes, state the date on which the board vote took place: July 9, 2026

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes     ☒ No

If Yes, state the date on which the shareholder vote took place: [__]

If No, explain: Approval by shareholders is not required under the Fund’s Second Amended and Restated Agreement and Declaration of Trust (the “Declaration”). Acting in accordance with the powers accorded to the Board of Trustees under Article III of the Declaration, the Board approved the filing of the Form N-8F on July 9, 2026. The Fund never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☐ Yes     ☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions:

(b)	Were the distributions made on the basis of net assets?

☐ Yes     ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☐ Yes     ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes     ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐ Yes     ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☐ Yes     ☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes     ☐ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

☐ Yes     ☐ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes     ☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes     ☐ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(b)	How were those expenses allocated?

(c)	Who paid those expenses?

(d)	How did the fund pay for unamortized expenses (if any)?

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes     ☐ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes     ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes     ☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

Verification

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of TCG Strategic Income Fund, (ii) he is the Principal Executive Officer and President of the Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Peter McNitt
Peter McNitt, Principal Executive Officer and President

WRITTEN CONSENT BY THE BOARD OF TRUSTEES OF TCG STRATEGIC INCOME FUND

July 9, 2026

The undersigned, being all of the members of the Board of Trustees (the “Board”) of TCG Strategic Income Fund, a Delaware statutory trust (the “Fund”), upon due consideration does hereby approve, adopt and consent to the following resolutions as acts of the Fund, which shall for all purposes be treated as actions taken pursuant to a vote at a meeting of the Board:

RESOLVED, that it is in the best interests of the Fund to terminate the Fund’s registration under the Investment Company Act of 1940, as amended (“1940 Act”); and be it further

RESOLVED, that the appropriate officers of the Fund be, and each of them hereby is, authorized and directed to prepare and file with the Securities and Exchange Commission Form N-8F under the 1940 Act to de-register the Fund under the 1940 Act; and be it further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and empowered, in the name and on behalf of the Fund, to take any action and to execute (by manual, facsimile or PDF signature) and deliver all such further documents, contracts, letters, agreements, instruments, drafts, receipts or other writings that such officer or officers may in their sole discretion deem necessary, appropriate or desirable to carry out, comply with and effectuate the purposes of the foregoing resolutions and the transactions contemplated thereby; and be it further

RESOLVED, that all actions previously taken by any officer, employee or agent of the Fund in connection with or related to the matters set forth in or reasonably contemplated or implied by the foregoing resolutions be, and each of them hereby is, adopted, ratified, confirmed and approved in all respects as the acts and deeds of the Fund; and be it further

RESOLVED, that any officer, employee or agent of the Fund be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to pay any expenses or fees incurred by or on behalf of the Fund, in connection with the foregoing resolutions.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Written Consent, as of the date first above written.

		By:	/s/ Leonard M. Tannenbaum
		Name:	Leonard M. Tannenbaum
		Title:	Trustee

		By:	/s/ Alexander C. Frank
		Name:	Alexander C. Frank
		Title:	Trustee

		By:	/s/ Kraig S. Tuber
		Name:	Kraig S. Tuber
		Title:	Trustee

		By:	/s/ Brian S. Dunn
		Name:	Brian S. Dunn
		Title:	Trustee

Effective:	July 9, 2026